Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 1, 2019, relating to the consolidated financial statements of Roku, Inc. and subsidiaries (the “Company”) (which expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in method of accounting for revenue in fiscal year 2018 due to the adoption of Accounting Standards Codification 606), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2018, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

March 12, 2019